

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

March 2, 2021

VIA E-MAIL george.reid@antoniogiovanucci.com

Mr. George Reid
Chairman
Antonio Giovanucci Et Cie Ltd.
27 Old Gloucester Street
London WC1N 3AX

Re: Antonio Giovanucci Et Cie Ltd.
        File No. 811-23628

Dear Mr. Reid:

On January 11, 2021, you filed a notification of investment company registration on Form N-8A for Antonio Giovanucci Et Cie Ltd ("AGC UK"). That form indicates that AGC UK was organized in 2016 under the laws of the United Kingdom. For the reasons set forth below, AGC UK is not eligible to register as an investment company under the Investment Company Act of 1940 ("ICA").

The ICA makes clear that only investment companies organized in the United States may register, unless the Commission issues an order permitting registration.

Section 8(a) of the ICA provides that "[a]ny investment company organized or otherwise created <u>under the laws of the United States or of a State</u> may register" under the ICA. (Emphasis added.) The term "State" is defined to mean "any State of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, or any other possession of the United States." *See* Section 2(a)(39) of the ICA. Accordingly, an investment company organized under the laws of the United Kingdom is not organized or created under the laws of a "State" for purposes of registering as an investment company.

Notwithstanding Section 8(a) of the ICA, the Commission is authorized under certain conditions and after making certain findings to issue an order permitting an investment company organized or created under the laws of a foreign country to register under the ICA. *See* Section 7(d) of the ICA. No such order has been issued.

Inasmuch as AGC UK is not organized under the laws of the United States or of a State, and the Commission has not issued an order permitting it to register as an investment company under the ICA, AGC UK was not eligible to file a Form N-8A. Consequently, AGC UK is not deemed to be registered as an investment company under Section 8(a) of the ICA. Please file a letter on EDGAR as soon as possible, using submission type RW, stating that AGC UK withdraws the notice of registration on Form N-8A. If AGC UK fails to withdraw its notification of registration, we may take appropriate action, including possible deregistration of the Trust.

Sincerely,

/s/ Michael J. Spratt

Michael J. Spratt
Assistant Director